UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: December 29, 2016

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

The9 Limited Announces Unaudited Financial Information

As of and For the Six Months Ended June 30, 2016

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended June 30, 2016 and its unaudited consolidated balance sheet as of June 30, 2016.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2015 RMB	2016 RMB	2016 US$
			(Note)
Revenues:
Online game services	21,603,037	20,655,337	3,107,982
Other revenues	2,739,854	2,392,933	360,062

	24,342,891	23,048,270	3,468,044
Sales taxes	(35,513)	(61,508)	(9,255)

Total net revenues	24,307,378	22,986,762	3,458,789
Cost of revenues	(34,687,456)	(28,335,686)	(4,263,634)

Gross loss	(10,380,078)	(5,348,924)	(804,845)

Operating income (expenses):
Product development	(62,442,677)	(43,825,469)	(6,594,361)
Sales and marketing	(15,440,601)	(11,383,633)	(1,712,881)
General and administrative	(47,218,365)	(42,786,711)	(6,438,061)
Impairment on equipment, intangible assets, other assets and allowance (reversal of allowance) of long-term receivable	—	(68,003,805)	(10,232,445)

Total operating income (expenses)	(125,101,643)	(165,999,618)	(24,977,748)
Other operating Income	234,000	163,642	24,623

Income (loss) from operations	(135,247,721)	(171,184,900)	(25,757,970)
Impairment on goodwill	—	(10,561,857)	(1,589,229)
Impairment on available-for-sale investment	—	(244,798,058)	(36,834,448)
Interest income (expenses), net	993,177	(33,073,698)	(4,976,557)
Fair value change on liability	—	37,249,592	5,604,898
Other expenses, net	(1,265,193)	(2,217,574)	(333,675)

Income (loss) before income tax expense and share of loss in equity method investments	(135,519,737)	(424,586,495)	(63,886,981)
Income tax expenses	—	—	—
Share of loss in equity method investments	(1,040,084)	(29,955,544)	(4,507,372)

Net Income (loss) for the year	(136,559,821)	(454,542,039)	(68,394,353)
Net loss attributable to noncontrolling interest	(6,973,714)	(45,277,123)	(6,812,790)
Net loss attributable to redeemable noncontrolling interest	(15,573,811)	(7,072,359)	(1,064,169)

Attributable net income (loss) to The9 Limited	(114,012,296)	(402,192,557)	(60,517,394)
Change in redemption value of redeemable noncontrolling interest	36,762,963	37,863,439	5,697,263

Net income (loss) attributable to holders of ordinary shares	(150,775,259)	(440,055,996)	(66,214,658)

Other comprehensive income:
Currency translation adjustments	5,330,149	(1,314,419)	(197,779)

Total comprehensive income (loss)	(131,229,672)	(455,856,458)	(68,592,132)
Comprehensive income (loss) attributable to:
noncontrolling interest	(6,112,278)	(53,853,568)	(8,103,277)
redeemable noncontrolling interest	(15,573,811)	(7,072,359)	(1,064,169)
The9 Limited	(109,543,583)	(394,930,531)	(59,424,688)
Net income (loss) attributable to holders of ordinary shares per share
- Basic	(6.50)	(18.46)	(2.78)

- Diluted	(6.50)	(18.46)	(2.78)

Weighted average number of shares outstanding
- Basic	23,201,601	23,836,873	23,836,873

- Diluted	23,201,601	23,836,873	23,836,873

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.6459, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2016.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2015	As of June 30, 2016	As of June 30, 2016

	RMB	RMB	US$
			(Note)
Assets
Current Assets:
Cash and cash equivalents	49,010,541	21,928,254	3,299,516
Accounts receivable, net of allowance for doubtful accounts of RMB991,743 and RMB920,169 as of December 31, 2015 and June 30, 2016, respectively	7,153,663	6,419,920	965,997
Advances to suppliers	898,126	2,448,879	368,480
Prepayments and other current assets	9,463,149	7,642,645	1,149,979
Amounts due from related parties	10,732,643	21,108,274	3,176,135

Total current assets	77,258,122	59,547,972	8,960,107
Investments in equity investees	267,539,694	230,438,138	34,673,729
Property, equipment and software, net	33,846,518	30,566,869	4,599,357
Goodwill	10,342,694	—	—
Intangible assets, net	78,876,486	—	—
Land use right, net	68,352,386	67,391,931	10,140,377
Other long-lived assets, net	1,879,021	8,452,623	1,271,855

Total Assets	538,094,921	396,397,533	59,645,425

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	41,248,455	42,508,575	6,396,210
Other taxes payable	551,445	147,832	22,244
Advances from customers	19,605,593	23,764,942	3,575,880
Amounts due to related parties	77,730,267	112,667,647	16,952,956
Deferred revenue	18,552,217	17,705,070	2,664,059
Refund of game points	169,998,682	169,998,682	25,579,482
Warrants	64,414,941	28,530,307	4,292,918
Short-term bank borrowing	—	24,992,214	3,760,546
Accrued expense and other current liabilities	35,864,424	34,483,796	5,188,732

Total current liabilities	427,966,024	454,799,065	68,433,027
Long-term debt	31,726,575	33,624,048	5,059,367
Convertible notes	135,182,536	166,781,200	25,095,352
Deferred tax liabilities, non-current	5,690,705	5,811,292	874,418

Total Liabilities	600,565,840	661,015,605	99,462,164

Redeemable noncontrolling interest	178,605,097	209,396,178	31,507,573
Ordinary shares (US$0.01 par value; 23,701,601 shares issued and outstanding as of December 31, 2015, 23,915,501 shares issued and outstanding as of June 30, 2016)	1,917,620	1,931,637	290,651
Additional paid-in capital	2,080,041,288	2,548,050,327	383,401,846
Statutory reserves	28,071,982	28,071,982	4,223,955
Accumulated other comprehensive loss	(3,372,588)	3,889,437	585,239
Accumulated deficit	(2,304,020,698)	(2,706,213,255)	(407,200,418)

The9 Limited shareholders’ equity (deficit)	(197,362,396)	(124,269,872)	(18,698,727)
Noncontrolling interest	(43,713,620)	(349,744,378)	(52,625,585)

Total shareholder’s equity (deficit)	(241,076,016)	(474,014,250)	(71,324,312)

Total liabilities, redeemable noncontrolling interest and equity (deficit)	538,094,921	396,397,533	59,645,425

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.6459, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2016.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and operates, directly or through its affiliates, its proprietary MMO and mobile games including Firefall, Cross Fire brand new mobile game and Song of Knights. The9 Limited’s joint venture has obtained an exclusive license for publishing and operating Cross Fire 2 in China. The9 Limited also engages in mobile advertising and mobile app education businesses. The9 Limited has formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.